

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4628

July 7, 2016

Benjamin P. Cowart
Chief Executive Officer
Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

> **Re:** **Vertex Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 17, 2016**
> **File No. 333-207156**

Dear Mr. Cowart:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2015 letter.

Prospectus Cover Page

1. Please revise to clarify the number of "Dividend Shares" which you are registering which was previously registered on your prior registration statement on Form S-1 (file no. 333-205871).

Description of Capital Stock, page 20

2. Please include the tabular information as required by Item 403 of Regulation S-K, as of the most recent practicable date, with respect to your classes of securities.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, me, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: David M. Loev
        The Loev Law Firm, PC